Mail Stop 4561

June 3, 2010

Charles Hazzard
President and Chief Executive Officer
Game Plan Holdings, Inc.
1712 Ravanusa Drive
Henderson, Nevada 89052

>   **Re: Game Plan Holdings, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed May 7, 2010**
>   **File No. 333-160730**

Dear Mr. Hazzard:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

2. In your "Calculation of Registration Fee Table" you list the proposed maximum aggregate offering price as $2,050,000. It appears that the maximum aggregate offering price, based on the amount to be registered, should be $2,055,000 (the product of the amount to be registered and the proposed maximum offering price per share). Please advise or revise accordingly.

3. Please revise to include the page number in the cross-reference to your "Risk Factors" section on the outside front cover page of your prospectus. See Item 501(b)(5) of Regulation S-K.

4. Please include with your amended filing an updated opinion of counsel. In addition, we note that the opinion refers to 4,100,000 shares of common stock covered by the registration statement whereas the registration statement cover page indicates that you are offering 4,110,000 shares of common stock.

5. Please include disclosure responsive to Item 102 of Regulation S-K, applicable to you through Item 11(c) of Form S-1.

Summary, page 1

6. Please provide support for your statement that your online standardized reporting tool has "proven to significantly reduce the time and effort spent on scouting reports."

The Offering, page 2

7. Please revise your disclosure regarding the number of securities outstanding so that it speaks as of the most recent applicable date and update your disclosure with each amendment to the registration statement.

Summary Financial Information, page 2

8. We note that revise the summary financial information is provided as of December 31, 2010. Please revise as appropriate.

Risk Factors, page 3

"We expect to face increasing competition that could result in a loss of users and reduced revenues or decreased profits," page 4

9. Please tell us the basis for your conclusion that websites such as MySpace, Facebook, Yahoo!, MSN and AOL are your competitors. Given that these entities are established businesses with revenues and resources that far outpace your own and given your status as a development stage company with nominal revenues, it is unclear how you compete with these industry leaders. Please provide support for these statements or revise your disclosure to identify only those sports-related website companies with which you directly compete. This comment also applies to your competition discussion in the business section.

Because two of our directors and corporate officers are married, they collectively own 71% of the company…," page 8

10. You indicate that Mr. Charles Hazzard serves, among other things, as the chief financial officer. This is inconsistent with your disclosure elsewhere in the document. Please revise or advise.

Determination of Offering Price, page 11

11. Please revise this section so that it accurately describes the pricing of the shares in the context of this offering. Since there is no established market for your securities, please clearly describe the various factors you considered in determining the offering price. Refer to Item 505 of Regulation S-K.

Selling Shareholders, page 12

12. Please update the disclosure in this section to provide the information as of the most recent practicable date. We note, for instance, that you have disclosed the number of shares of common stock outstanding as of December 31, 2009.

13. We refer to the non-public entity selling shareholder Fauscom Investment LTD. Please tell us if this shareholder is an affiliate of a registered broker-dealer.

14. Please discuss the transactions in which the selling shareholders received their shares and ensure that you disclose the nature of any position, office or other material relationship between the selling shareholders listed in the table and the company. For instance, please revise to indicate that Mr. Horwitz is also serving as your counsel for this offering. In addition, please describe the nature of Mr. Hazzard's relationship with the company. See Item 507 of Regulation S-K.

Description of Business

15. We note that you include a general statement that websites now attract millions of users worldwide as well as a statement regarding your goals to attract users over the next 12 months. Please describe your current experience with respect to the number of users for each of your websites over a relevant period of time and state how long each website has been operational. Further, you should describe the extent to which you have generated revenues, whether through advertising fees, subscriptions or other sources, and your plans in this regard. We note your statement on 18 that you intend to increase both subscription and advertising revenues. If you do not currently receive advertising and/or subscription fees, please clarify this. It should be clear from your disclosure which activities the company is currently engaged in and which activities are planned for the future.

16. You state that your plan is to provide your website users with "additional services and products." As one example, we note your reference on page 18 to your Interactive Streaming Sport Talk Radio. Clarify whether this is a current offering or one you plan to offer in the future. To the extent a service or product you reference is not a service or product that is currently available, please include a clear statement to this effect and ensure that your disclosure is consistent throughout the document.

17. Briefly describe what you mean by "advertising inventory and targeting opportunities" referenced on page 18.

Employees, page 21

18. You state that your only employee is Mr. Charles Hazzard, who serves as your chief executive officer. You state elsewhere in the document, however, that Ms. Christina Mabanta-Hazzard serves as your chief financial officer. Please advise or revise your document.

Plan of Operations, page 25

19. It does not appear that this section complies with the requirements of Item 11(h) of Form S-1 and Item 303 of Regulation S-K. For instance, it appears that your management's discussion and analysis of financial condition and results of operations should cover the two-year period required in Article 8 of Regulation S-X, whereas you have included a discussion only covering the year ended December 31, 2009. Refer to Instruction 1 to paragraph 303(a) specifically, and consider the Instructions to Item 303 generally. Please revise your disclosure to provide all of the information required by Item 303(d) for smaller reporting companies. In addition, much of the introductory disclosure in this section appears to be duplicative of the disclosure contained in the business section. Please revise to avoid unnecessary duplication.

Results of Operations for Fiscal Year Ending December 31, 2009, page 27

20. Please include a narrative discussion of any material year-to-year changes in any of the line items in your financial statements. See Instruction 4 to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 27

21. You indicate that through email marketing on popular networks and by expanding the scope of your website, you hope to secure over 10,000 members within the next 12 months, with a goal of reaching 2 million members over the next 2 years.

To the extent material, please discuss any material planned capital expenditures that may result from a known demand, such as where planned capital expenditures are necessary to continue your growth plan. See Section III.B of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

22. Please include a statement as to whether you believe your available cash resources are sufficient to fund your operations for the next 12 months from the date of filing. If you determine that your cash resources are insufficient to fund your operations for the next 12 months, please disclose, in quantitative terms, the number of months your current cash resources will fund and your estimate of the minimum amount of capital you will need to fund expected operations over the remaining 12 months, including your expenses as a public company. Describe the potential impact on your operations if you are unable to obtain such funds and include appropriate risk factor disclosure.

Directors, Executive Officers, Promoters and Control Persons, page 28

23. Please briefly discuss the specific experience, qualifications, attributes or skills that led the board of directors to conclude that each of the directors listed should serve as a director in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

Executive Compensation

Compensation Discussion and Analysis, page 29

24. You state that you have not paid any cash or stock compensation to any of your directors or executive officers. In your Summary Compensation Table, however, you indicate that Mr. Hazzard received a salary of $60,000. Please advise. In this regard, we also refer to the options awarded to Mr. Hazzard and your chief financial officer as indicated in your Outstanding Equity Awards table on page 30.

25. We note that you have included information in your Summary Compensation Table covering the fiscal year ended December 31, 2009 only. It appears that you should include information for your last two completed fiscal years. Please revise or advise. Please refer to Item 402(n)(1) of Regulation S-K.

Available Information, page 31

26. Please revise your document to reflect that the Commission is now located at 100 F Street, NE, Washington, D.C. 20549.

Part II

Recent Sales of Unregistered Securities, page 33

27. With respect to each issuance, please clarify what exemption you are relying upon and the facts that make this exemption available. Refer to Item 701 of Regulation S-K.

Exhibits

28. Please include in the Exhibits Table a reference to the consent of counsel. See Item 601(b)(23) of Regulation S-K.

Signatures, page 35

29. Please be sure that your amended filing is signed by a majority of your board of directors. You must also identify the person(s) signing as your principal financial officer and your controller or principal accounting officer. See Instruction 1 to Signatures of Form S-1.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Charles Hazzard
Game Plan Holdings, Inc.
June 3, 2010
Page 7

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                Sincerely,

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: Via Facsimile (949) 453-8774
        Lawrence Horwitz, Esq.
        Horwitz, Cron & Jasper, PLC